Sam, missed out on an exit? Inbox ×

Anthony DeSimone, Masterworks <adesimone@masterworks.com>
to me

Hi Sam,

Did you see our new Slice painting by Sam Gilliam? Saw you signed up after our previous exit from him. Check this out:

In August 2022, we sold a Slice painting by Sam Gilliam after holding for 791 days. It delivered investors 86% in total net return (33% annualized)! That's the largest total return realized by Masterworks to date.

That exit was larger than expected—illustrative net annualized returns of 17.6%, 17.8%, and 21.5%—but it still signaled to us that Gilliam's market, and this style specifically, has upside potential. *(Past performance not indicative of future returns, of course)*

Ready for the good news? The Gilliam Slice painting we have available now is from the same early 70s period as our exited work (all of Gilliam's top auction prices come from this period, btw.)

For that reason, we believe this work could garner considerable attention when we look to sell it.

Invest in it here and view offering circular by clicking the link below.



Sam Gilliam
Masterworks 010

Annualized Net Return (791 Days Held)	33.1%
Initial Offering Price	**$770K**
Sold For	**$1.65M**
Profit from $10K investment	**$8.6K After Fees**

Past performance not indicative of future returns. See Important Disclosures for information on performance calculations.

Thanks,

Anthony DeSimone

—

Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

View offering circular here.

Masterworks is providing this communication to you as a user of its platform and as agent for its issuer entities. Content is not intended to provide legal, tax, or investment advice and is not a communication of Masterworks Advisers. Masterworks and Masterworks Advisers operate as separate legal entities and provide materially different services.

Masterworks can only make sales after an offering statement has been filed, and "qualified" by, the Securities and Exchange Commission ("SEC"). As such, no offer consideration can be solicited or accepted and any such offers may be withdrawn or revoked, without obligation, at any time before notice of SEC qualification. An indication of interest involves no obligation. You must read the offering documents filed with the SEC and Important Disclosures before investing.

Masterworks is not registered, licensed or supervised as a broker-dealer by the SEC or the Financial Industry Regulatory Authority (FINRA).

"Total return" refers to the percentage change or multiple of the amount distributable in respective Class A shares net of all fees and expenses in relation to the initial offering price, calculated from the offering closing date (05/29/2020) to the date the sale is consummated (08/05/2022).